SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13 D
                                 (Amendment #6)*

                           BIG SKY TRANSPORTATION CO.
                           --------------------------
                                (Name of Issuer)

                            Common Stock no par value
                            -------------------------
                         (Title of Class of Securities)

                                   089539 10 0
                                   -----------
                                 (CUSIP Number)


                         Derby West, LLC (307/674-5800)
                          Drawer E, Sheridan, WY 82801
                          ----------------------------
                   (Name, Address, Telephone Number of Persons
                Authorized To Receive Notices and Cancellations)

                                February 17, 1998
                                -----------------
             (Date of Event Which Requires Filing of This Document)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), check the following box [ ].


-----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed"" for the purpose of Section18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of Securities described in Item 1; and (2) has beneficial ownership of less than five percent of such class. (See Rule 13d-7).


Note: Six copies of this statement, including all exhibits, should be filed with the Securities and Exchange Commission. See Rule 13d-1(a) of the Securities and Exchange Commission for parties to whom copies are to be sent.

CUSIP No. 089539 10 0

1) Name of Reporting Persons: Derby West, LLC, a Wyoming limited liability company SS or IRS Identification No. of Above Person(s): 83-0305642

2)   Check   the   Appropriate    Box   if   a   member   of   a   Group:
     (a)[  ]
     (b)[  ]

3)   SEC Use Only___________________________________________________________

4)   Source of Funds: WC

5) Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) and 2(e): [ ]

6)   Citizenship or Place of Organization: Wyoming, USA

Number of Shares Beneficially Owned by Each Reporting Person with:

7)   Sole Voting Power: None

8)   Shared Voting Power: 347,520

9)   Sole Dispositive Power: None

10)  Shared Dispositive Power: 347,520

11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 347,520

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)  Percent of Class Represented by Amount in Row (11): 33.3%

14) Type of Reporting Person: Limited liability company

CUSIP No.: 089539 10 0

1)   Name of Reporting Persons: Peter M. Kennedy
     SS or IRS Identification No. of Above Person(s): ###-##-####

2)   Check   the   Appropriate   Box   if   a   member   of   a   Group:
     (a) [  ]
     (b) [  ]

3)   SEC Use Only___________________________________________________________

4)   Source of Funds: WC

5) Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) and 2(e): [ ]

6)   Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person with:

7)   Sole Voting Power: None

8)   Shared Voting Power: 347,520

9)   Sole Dispositive Power: None

10)  Shared Dispositive Power: 347,520

11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 347,520

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)  Percent of Class Represented by Amount in Row (11): 33.3%

14) Type of Reporting Person: Individual

Item  1.   Securities and Issuer

Big Sky Transportation Company ("Big Sky") is a small, regional commuter air carrier, which operates passenger, freight and air carrier service in Montana. Big Sky's headquarters and air service "hub" is in Billings, Montana. The company transports passengers and freight to towns in Central and Eastern Montana.


Item 2.    Identity and Background

The reporting person, Derby West, LLC ("Derby"), is a Wyoming limited liability company organized in 1993. Derby's principal place of business is Sheridan, Wyoming. Derby may engage in any lawful business, other than insurance or banking, that a limited liability company may engage in under Wyoming law.

Derby has not been convicted in a criminal proceeding during the last five years.

Derby is not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor has it been over the past five years.

Peter M. Kennedy is the controlling person as well as manager of Derby.


Item 3. Source and Amount of Funds or Other Consideration

See Item 4 below.


Item 4. Purpose of Transaction

On February 17,1998 Derby purchased 15,000 shares of Big Sky common stock on the open market. The per share cost was $1.25, total costs amounting to $18,750.00, excluding commissions. This transaction changed the number of shares owned from 332,520 to 347,520.

These shares of Big Sky stock, as well as previously acquired shares, were acquired for investment purposes. The Reporting Persons might, from time to time, acquire additional securities or dispose of some or all of the securities of Big Sky in the open market or in privately negotiated transactions or otherwise, depending on price, availability of shares, the Reporting Persons' views of business and prospects of Big Sky and other factors deemed to be relevant.


Item 5. Interest in Securities of the Issuer

Big Sky was recapitalized in 1996 and the number of outstanding shares was reduced by means of a reverse slit (ratio 5:1). At December 31, 1997, Big Sky had 1,042,218 shares of common stock outstanding. As the result of this transaction which is the subject of this report, the aggregate number and percentage of shares of Big Sky common stock owned by Derby are as follows:

         Number of Shares           Percentage of Class
         ----------------           -------------------
              347,520                       33.3%

The Reporting Persons have the power to vote and to dispose of these shares.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 1998

                                                     DERBY WEST, LLC


                                                     By: /s/ Peter M. Kennedy
                                                        -----------------------
                                                        Peter M. Kennedy
                                                        Manager


                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state statement is true, complete and correct.

Dated: February 25, 1998

                                                     /s/ Peter M. Kennedy
                                                     --------------------
                                                     Peter M. Kennedy